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Minority-ownedWomen-owned
High flyers

Cannabis Business

34 North Maple St, Unit 19
florence, MA 01062
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Data Room
Discussion
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THE PITCH
High flyers is seeking investment to open a location.
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BUILDOUT
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Our mission at Highflyers is to provide a seamless and personalized cannabis delivery experience, offering a diverse selection of premium products that meet the highest standards of quality and safety. We are committed to serving our customers with integrity, knowledge, and respect, and strive to create a sense of community and inclusivity in the cannabis industry. Through our dedication to exceptional service, responsible operations, and community involvement, we aim to redefine the way people experience and perceive cannabis.

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THE TEAM
Samantha Britt
Owner

Born and raised in Northampton, MA, Sam has been in the legacy market since 2000. She has a thorugh understanding of the local market and the expertise to continue her success in this field.

Greg Long
Head Cultivator

Greg's legacy market experience spans 30 years in the Northeast. He knows this climate and has worked out the very best techniques and for cultivation. Having been in this industry since the 90's, his expertise includes strains like Chem Dog, Dirty Taxi, Member Berry, Gorilla Glue, Blue Dream, and so many others.

Crystal Dunn
Marketing & Social Media

Crystal is a multimedia Professional with 12 years of combined experience in: Customer Advocacy | Project Coordination | Digital Marketing | Relationship Development.

Kocayne (Koco) Givner
Production

Koco is a has been a production professional since 2010. Her expertise includes production planning, management and operations planning.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
APRIL 2022

Host community agreement signed with Northampton, MA

JULY 2022

Signed lease for 5000 square foot space in Florence, MA

OCTOBER 2022

Provisional license granted!

AUGUST 2023

Investor capital raised: $675,000

SEPTEMBER 2023

Architectural review completed

OCTOBER 2023

Buildout begins!

FEBRUARY / MARCH 2024

Rough Plumbing & Electrical inspections complete

MARCH 2024

Micro investment campaign launched to secure $150k funds for installation of HVAC to complete buildout

MAY 2024

Buildout complete. Growing starts!

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Q&A
Why should I invest in High Flyers during this time of market saturation?

High Flyers is a micro-business with delivery, which means that we are not competing with big box retailers in the ways many think. Our seed to sale model allows us to grow in smaller batches for delivery and wholesale. Our location is key in that we are from Northampton, MA and have an existing customer base. The legacy market has been lucrative and we look forward to reaching new customers who support local business and small batch production.

What is the "legacy market"?

Sometimes used interchangeably with "heritage" cultivator, the "legacy market" refers to it an owner/operator/farmer who has been at it since before prop 64 passed in 2018 which created the adult use recreational market.

Why is High Flyers considered a "social equity" business?

The Social Equity Program is a special licensing system for minority applicants, focusing on assisting the following groups in acquiring a cannabis license: Women Disabled persons Formerly incarcerated business owners

Why should I invest in High Flyers during this time of market saturation?

High Flyers is a micro-business with delivery, which means that we are not competing with big box retailers in the ways many think. Our seed to sale model allows us to grow in smaller batches for delivery and wholesale. Our location is key in that we are from Northampton, MA and have an existing customer base. The legacy market has been lucrative and we look forward to reaching new customers who support local business and small batch production.

What is the "legacy market"?

Sometimes used interchangeably with "heritage" cultivator, the "legacy market" refers to it an owner/operator/farmer who has been at it since before prop 64 passed in 2018 which created the adult use recreational market.

Why is High Flyers considered a "social equity" business?

The Social Equity Program is a special licensing system for minority applicants, focusing on assisting the following groups in acquiring a cannabis license: Women Disabled persons Formerly incarcerated business owners

Why should I invest in High Flyers during this time of market saturation?

High Flyers is a micro-business with delivery, which means that we are not competing with big box retailers in the ways many think. Our seed to sale model allows us to grow in smaller batches for delivery and wholesale. Our location is key in that we are from Northampton, MA and have an existing customer base. The legacy market has been lucrative and we look forward to reaching new customers who support local business and small batch production.

What is the "legacy market"?

Sometimes used interchangeably with "heritage" cultivator, the "legacy market" refers to it an owner/operator/farmer who has been at it since before prop 64 passed in 2018 which created the adult use recreational market.

Why is High Flyers considered a "social equity" business?

The Social Equity Program is a special licensing system for minority applicants, focusing on assisting the following groups in acquiring a cannabis license: Women Disabled persons Formerly incarcerated business owners

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
PRESS
MCCC Zoning compliance

initial application and zoning requirements

Host community Agreement

Northampton

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Build-out $107,237
Mainvest Compensation $7,763
Total $115,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $417,450 $480,067 $528,074 $565,039 $593,291
Cost of Goods Sold $125,400 $144,209 $158,629 $169,732 $178,218
Gross Profit $292,050 $335,858 $369,445 $395,307 $415,073

EXPENSES

Rent $24,969 $25,593 $26,232 $26,887 $27,559
Payroll $84,000 $96,599 $106,258 $113,696 $119,380
FICA & Medicare $10,092 $11,605 $12,765 $13,658 $14,340
Workmans Comp $1,575 $1,811 $1,992 $2,131 $2,237
SaaS Fees $13,185 $13,514 $13,851 $14,197 $14,551
Insurance $3,060 $3,518 $3,869 $4,139 $4,345
Repairs $3,060 $3,518 $3,869 $4,139 $4,345
Utilities $12,240 $14,075 $15,482 $16,565 $17,393

LLC License $500 $512 $524 $537 $550

Licensing $720 $738 $756 $774 $793

Accounting $3,000 $3,075 $3,151 $3,229 $3,309

Operating Profit $135,649 $161,300 $180,696 $195,355 $206,271

This information is provided by High flyers. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

2023 Balance Sheet

2023 Income Statement

Pitch.pdf

Investment Round Status

Target Raise $115,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends April 26th, 2024

Summary of Terms

Legal Business Name Aunty Budz LLC, DBA High Flyers

Investment Structure Revenue Sharing Note

Investment Multiple 1.4×

Business's Revenue Share 10%-10.8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date March 31st, 2028

Financial Condition

High Flyers has no debt. We are currently operating using invested capital.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the High flyers's fundraising.

Limited operating history

High flyers was established in March 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At

present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of High flyers to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

High flyers operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. High flyers competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from High flyers's core business or the inability to compete successfully against the with other competitors could negatively affect High flyers's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in High flyers's management or vote on and/or influence any managerial decisions regarding High flyers. Furthermore, if the founders or other key personnel of High flyers were to leave High flyers or become unable to work, High flyers (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which High flyers and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, High flyers is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

High flyers might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If High flyers is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt High flyers

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect High flyers's financial performance or ability to continue to operate. In the event High flyers ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither High flyers nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

High flyers will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and High flyers is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although High flyers will carry some insurance, High flyers may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, High flyers could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect High flyers's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of High flyers's management will coincide: you both want High flyers to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want High flyers to act conservative to make sure they are best equipped to repay the Note obligations, while High flyers might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If High flyers needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with High flyers or management), which is responsible for monitoring High flyers's compliance with the law. High flyers will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if High flyers is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if High flyers fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of High flyers, and the revenue of High flyers can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of High flyers to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by High flyers. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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